January 5, 2012

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Trends Media Holdings, Inc.

To Whom It May Concern:

This law firm represents Asian Trends Media Holdings, Inc. (“Asian Trends”).  Asian Trends has received your letter. This letter is in response to your correspondence dated December 21, 2011 requesting certain revisions to the Form 10-K for the period ending December 31, 2010 and the Forms 10-Q for the periods ending June 30, 2011 and September 30, 2011.  You requested that Asian Trends respond within ten (10) business days of the date of the letter and Asian Trends has been unable to complete the responses to your comments during this timeframe due to delays regarding the holidays and other year-end requirements of the auditor.

Asian Trends respectfully requests it be provided with an additional two (2) weeks to respond to your comments, and anticipates it will be able to file the response and amended documents by January 20, 2012.

Please direct any further correspondence to this firm at fax number (801) 355-5005 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.